UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May 2009

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated May 27, 2009, announcing the Company's financial results for the first quarter of 2009.

Exhibit 1
FRONTLINE LTD.
FIRST QUARTER 2009 RESULTS

Highlights

•	Frontline reports net income of $76.6 million and earnings per share of $0.98 for the first quarter of 2009.
•	Frontline announces a cash dividend of $0.25 per share for the first quarter of 2009.
•	The second VLCC newbuilding from Waigaoqiao, Front Queen, was delivered on May 18, 2009.
•
Frontline enters into agreement with two ship yards to cancel four Suezmax and two VLCC newbuilding contracts representing 33 percent of the newbuilding program and a total contractual cost of $556 million.

•	Frontline secures long term pre- and post delivery financing for two further VLCC newbuildings in an amount of $146.4 million, representing 70 percent of contractual cost.
•
Frontline amends the time charter agreements on Front Lady and Front Highness to bareboat charters and extends the periods to mid 2011. The vessels will be operated as floating storage units and will cease to trade as regular tankers.

First Quarter 2009 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income of $76.6 million for the first quarter of 2009, equivalent to earnings per share of $0.98 compared with net income of $51.6 million for the fourth quarter of 2008, equivalent to earnings per share of $0.66. Net operating income for the quarter was $111.0 million compared with $115.3 million in the fourth quarter of 2008.

The reported earnings reflect a weaker spot market. The average daily time charter equivalents ("TCEs") earned in the spot and period market in the first quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $50,300, $37,900 and $44,200, respectively, compared with $54,100, $41,900 and $42,800, respectively, in the fourth quarter of 2008. The results show a continued differential in earnings between single and double hull tonnage. The spot earnings for the Company's double hull VLCC and Suezmax vessels were $56,200 and $38,300 in the first quarter, compared to $59,800 and $43,400 in the fourth quarter of 2008.

Profit share expense of $14.5 million has been recorded in the first quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance") compared to $15.7 million in the fourth quarter of 2008. Ship operating expenses decreased by $6.5 million compared to the fourth quarter, due to an increase in operating costs offset by a $10.6 million decrease in drydocking costs. Charter hire expenses were $52.0 million in the first quarter compared with $56.0 million in the fourth quarter in 2008.

Interest income was $6.1 million in the first quarter, of which $4.7 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited ("ITCL"). Interest expense, net of capitalized interest, was $40.6 million in the first quarter of which $9.9 million relates to ITCL.

Other non-operating items in the first quarter was a gain of $1.2 million compared with a loss of $28.4 million in the fourth quarter, which was mainly due to a loss of $27.6 million following a market price adjustment of the Overseas Shipholding Group Inc. ("OSG") shares owned by the Company. The market price adjustment on the OSG shares in the first quarter was a loss of $27.4 million which was booked directly to equity as the OSG shares were not deemed to be impaired at March 31, 2009.

At March 31, 2009, the Company had total cash and cash equivalents of $666.2 million, which includes $459.6 million of restricted cash. Restricted cash includes $264.5 million relating to deposits in ITCL and $189.6 million in Frontline, which is restricted under the charter agreements with Ship Finance. The Company has reclassified some of its restricted cash balances to long term. These balances relate to the restricted cash in some of its ITCL subsidiaries that are segregated for the settlement of long term lease obligations. The amount reclassified as of March 31, 2008 to conform to the current year presentation was $246.6 million.

In May 2009, the Company has average total cash cost breakeven rates on a TCE basis for VLCC and Suezmax tankers of approximately $32,400 and $25,300, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs. These rates do not take into account capital expenditures or loan balloon repayments at maturity. Furthermore, M/T Kensington, M/T Hampstead and the five Genmar vessels chartered in are not included in the cash cost break even rates.

Fleet Development

In December 2008, Frontline entered into an agreement with Teekay Corporation to commercially combine their Suezmax tankers within the Gemini Pool, the world's largest Suezmax tanker pool. Frontline's vessels entered the pool between 8 January and 12 February 2009.

In January 2009, Frontline entered into an agreement with Shell to charter out the two double hull Suezmax tankers Genmar Phoenix and Genmar Harriet G. on timecharter for the balance period of existing charters basis a floating time charter.

The OBO Front Striver's time charter party with Glorywealth Shipping was terminated prematurely by the charterers. Frontline has raised a claim, which will proceed to arbitration. The Company has decided to drydock the vessel prematurely in May (originally scheduled for docking in September, 2009) and upon completion of the drydock the vessel has been fixed for a five to seven months time charter.

In April 2009, Frontline entered into agreement with the charterer of Front Lady and Front Highness to amend the time charter agreements to bareboat agreements and extend the contracts for one additional year from the single hull phase out date in 2010 to around April 2011 and August 2011, respectively. The vessels will be operated as floating storage units (FSU) and will cease to trade as regular tankers. The vessels will be renamed "Ticen Ocean" and "Ticen Sun" and the charterers will assume the drydocking costs for Front Lady.

Newbuilding Program

As announced in the fourth quarter of 2008, Frontline's newbuilding program consisted of eight Suezmax tankers being built at Jiangsu Rongsheng Heavy Industries Co., Ltd. ("Rongsheng") ship yard, four VLCCs being built at Shanghai Waigaoqiao Shipbuilding Company Ltd. ("Waigaoqiao") ship yard and six VLCCs being built at Zoushan Jinhaiwan ship yard ("Jinhaiwan"). The first VLCC from Waigaoqiao, Front Kathrine, was delivered on January 8, 2009, more than two months before contract delivery. The second VLCC from the same yard, Front Queen, was delivered on May 18, 2009, also ahead of contract delivery date.

Frontline is pleased to announce that we have reached mutual agreements with two ship yards to cancel four Suezmax and two VLCC newbuilding contracts, representing a total contractual cost of $556 million or 33 percent of our newbuilding program.

The instalments already paid on the cancelled newbuildings will be applied to and set off against future payments on the remaining newbuildings.

Financing

The total number of vessels in Frontline's newbuilding program, after the cancellations described above, is four Suezmax tankers and seven VLCCs, which constitutes a contractual cost of $1,135.8 million. This includes Front Queen which was delivered May 18, 2009. As of March 31, 2009, a total of $394 million in installments has been paid on the newbuildings, compared with $428 million at the end of the fourth quarter, which also included installments on Front Kathrine delivered in the first quarter of 2009. The remaining installments to be paid for the newbuildings amount to $741.8 million or 65 percent of total contractual cost, with expected payments of approximately $199.3 million, $272.5 million, $216.0 million and $54.0 million in 2009, 2010, 2011 and 2012, respectively.

Frontline has secured a long term pre- and post-delivery newbuilding financing in the amount of $420 million representing 80 percent of the contractual cost of the four newbuildings being built at Rongsheng and the two first of the newbuildings being built at Waigaoqiao, whereof two newbuildings have already been delivered. As of March 31, 2009, $184.4 million has been drawn under this facility. We expect to draw a further $182.7 million in 2009 and the remaining balance in 2010.

The Company has further secured long term pre- and post- delivery newbuilding financing in an amount of $146.4 million, representing 70 percent of the contractual cost of the last two newbuildings being built at Waigaoqiao ship yard.

The Company has in view of its overall financial strength and particularly cashflow from existing contracts decided to wait with respect to establishing long term mortgage financing for the four VLCCs being built at Jinhaiwan ship yard. These vessels will not be delivered until the second half of 2011 and the first half of 2012. However the Board will continuously monitor the financing market and seek solutions whereby Frontline's dedication to a high dividend payout ratio can be kept.

Corporate and Other Matters

The Board has decided to employ Acting CEO Jens Martin Jensen as permanent CEO of Frontline Management AS. Jens Martin Jensen has as Acting CEO of Frontline Management AS shown a high degree of professionalism in this work and the Board particularly wants to thank him for his huge contribution to reduce Frontline's newbuilding commitment.

On May 27, 2009, the Board declared a dividend of $0.25 per share. The record date for the dividend is June 9, 2009, ex dividend date is June 5, 2009 and the dividend will be paid on or about June 23, 2009.

77,858,502 ordinary shares were outstanding as of March 31, 2009, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The average market rate for VLCCs from MEG to Japan in the first quarter of 2009 was approximately WS 47 ($44,000 per day) compared to approximately WS 84 ($61,500 per day) in the fourth quarter of 2008. The average rate for Suezmaxes from WAF to USAC in the first quarter of 2009 was approximately WS 78 ($41,400 per day), compared to approximately WS 145 ($56,000 per day) in the fourth quarter of 2008.

Bunkers at Fujairah averaged approximately $250/mt in the first quarter of 2009 with a high of approximately $280/mt in early January and a low of approximately $226/mt mid March. On May 27, 2009 the quoted bunkers price in Fujairah was $353/mt.

The International Energy Agency ("IEA") reported in May 2009 an average OPEC oil production, including Iraq, of 28.4 million barrels per day during the first quarter of the year, a decrease of about 2.2 million barrels per day from the fourth quarter of 2008. The next and 153rd OPEC meeting is scheduled to take place on May 28th, 2009.

IEA further estimates that world oil demand averaged 83.8 million barrels per day in the first quarter of 2009, 1.14 million barrels less than in the fourth quarter of 2008. IEA predicts that the average demand for 2009 in total will be 83.2 million barrels per day, a 3 percent decline from 2008. However, China is reporting y-o-y crude import growth.

According to figures released in April 2009 by The International Monetary Fund, or ‘IMF', the World Trade Volume had a 3.3 percent increase in 2008. However, IMF forecast that the World Trade Volume will see a decline of 11 percent in 2009. Furthermore, World GDP increased with 3.2 percent in 2008 and is forecast to decline with 1.3 percent throughout 2009. In 2008 the U.S had a 1.1 percent growth in the GDP, which is estimated to decline with 2.8 percent throughout 2009. China's 2008 GDP increased with 9 percent year-on-year, and is forecast to have a 6.5 percent increase through 2009. Negative growth is expected in Europe and Japan while emerging markets and developing countries will experience a continued decrease in their growth figures.

According to Fearnleys, the VLCC fleet totalled 519 vessels at the end of the first quarter with 19 deliveries during the quarter. Throughout 2009 it is expected that a total of 68 VLCC deliveries will take place. The total order book amounted to 210 vessels at the end of the first quarter, down from 230 vessels after the fourth quarter of 2008. The current orderbook represents about 40 percent of the VLCC fleet. One vessel was sold for demolition during the quarter and no VLCCs have been ordered since October, 2008. There was, however, one cancellation. The single hull fleet amounted to 108 vessels at the end of the first quarter.

The Suezmax fleet totalled 361 vessels at the end of the quarter, up from 351 vessels after the fourth quarter of 2008. 10 Suezmax tankers were delivered during the quarter, whilst no deletions or orders took place. The total orderbook amounted to 158 vessels at the end of the quarter, a decrease of 10 from the end of the fourth quarter of 2008. There are 72 deliveries expected in 2009 according to Fearnleys however, delays to delivery schedules are expected and the orderbook represents approximately 44 percent of the current Suezmax fleet. The single hull fleet totalled 37 vessels at the end of the first quarter.

Strategy

Frontline's core strategy is to maintain and expand its position as a world leading operator and charterer of modern, high quality oil tankers. Our principal focus is the transportation of crude oil and its related refined dirty petroleum cargoes for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities be it through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

We presently operate VLCCs and Suezmax vessels in the tanker market and OBO vessels in the dry cargo market. Our strategy is to have at least 30 percent fixed charter coverage for our fleet, predominantly through time charters and trade the balance of the fleet in the spot market. We focus on minimizing time spent on ballast by "cross trading" from either the Caribbean or West Africa to the Far East/Indian Ocean. We are of the opinion that operating a certain number of vessels in the spot market, enables us to capitalize on a potential stronger spot market as well as to serve our main customers on a regular non term basis. We believe the size of our fleet is important in negotiating terms with our major clients and charterers. We also think that our large, high-quality VLCC and Suezmax fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.

All but two of our remaining single hull VLCCs and one Suezmax tanker have been fixed out on time charters, with redelivery coinciding with the vessels phase out date or mid 2011 for two of the vessels. We continue to evaluate opportunities in the time charter market. As of May 27, 2009 approximately 52 percent of our remaining operating days for our total fleet for 2009 was on fixed and floating time charter and bareboat charter.

It is an important part of Frontline's strategy to optimize the value of its assets. This has successfully been done through the creation and later spin off of Sea Production and Sealift. The large increase in tanker supply the next years might force tanker owners to think untraditionally in order to maximize profitability. Frontline will continue these efforts with focus on alternative use, particularly for the single hull tonnage. Such a strategy might particularly in the current oil Contango environment create additional upside for the shareholders.

Our goal is to pay out surplus cash to our shareholders and to generate competitive returns for our shareholders with quarterly dividend payments. Our dividend payments are based on present earning, market prospects, current capital expenditure program as well as investment opportunities.

Outlook

The start of the year in the tanker market was better than expected, mainly due to reduced supply as a function of the increased storage activities. Towards the end of the first quarter spot freight rates diminished and earnings gradually shrank. Persisting low fuel prices, however, contributed positively to all owners. Additionally, the persistent presence of tanker storage demand supported by contango in the oil market together with port strikes, cancellations and delays in the newbuilding schedule, all contributed to a leveled tonnage list and thus livable earnings. Today some 55 to 60 VLCC tankers are estimated to be on storage. In addition, we also see other ship sizes used for storage. This development has continued into the second quarter.

Average daily rates for modern VLCC's have according to Clarkson been $24,700 so far in the second quarter compared to $130,700 for the entire second quarter in 2008.

Going forward the tanker industry is exposed to a decrease in projected oil consumption by 3.0 percent in 2009 according to IEA, further cuts in OPEC production, US crude inventories at seasonal highs and a record amount of expected tanker deliveries in the next 12 months. Factors that could somewhat improve these weak fundamentals are delays in delivery schedules at the yards, cancellations of newbuilding orders and scrapping of single hull vessels due to phase out. A further positive factor is that China's crude imports rose 13.5 percent y-o-y in April, or 3.96 million barrels per day, the second highest daily rate on record, having risen 2.2 percent on a daily basis from March levels, according to the latest data from China Customs. The storage economic is also likely to continue to give strong fundamental support to the trading market.

We have the ability to adjust our exposure to the market in 2010 and 2011 through our options to redeliver sevensingle hull VLCCs to Ship Finance, the single hull Suezmax tanker Front Voyager to ITCL and we may not exercise our purchase options on three double hull VLCCs which come to the end of their long term leases at the end of this year.

Frontline has so far in the second quarter achieved earnings which are better than relevant market indexes. A total of six of Frontlines VLCC's are currently involved in medium term storage projects, which together with the vessels on long term charter creates a good protection against the current weak spot market.

The Company's fixed charter coverage is estimated to be 40 percent and 27 percent of the fleet in 2009 and 2010, respectively. The reduced newbuilding program, the additional committed financing, the low cash cost breakeven rates and the large cash deposits for the vessels on long term lease reduces the financial risk and creates a good platform for cash generation.

The increased volatility in the market is likely to create interesting opportunities for growth and consolidation. Frontline should be well positioned to benefit from these opportunities.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors

Frontline Ltd.
Hamilton, Bermuda
May 27, 2009

Questions should be directed to:

    Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
    +47 23 11 40 99

    Inger M. Klemp: Chief Financial Officer, Frontline Management AS
    +47 23 11 40 76

FRONTLINE LTD FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2009 Jan-Mar	2008 Jan-Mar	2008 Jan-Dec (audited )
Total operating revenues	356,601	527,733	2,104,018
Gain on sale of assets	-	15,532	142,293
Voyage expenses and commission	64,193	134,186	592,188
Profit share expense	14,487	33,670	110,962
Ship operating expenses	48,613	39,509	213,766
Charterhire expenses	51,976	38,821	220,170
Administrative expenses	8,255	6,892	35,226
Depreciation	58,116	54,779	223,519
Total operating expenses	245,640	307,857	1,395,831
Net operating income	110,961	235,408	850,480
Interest income	6,073	10,862	41,204
Interest expense	(40,620)	(47,932)	(183,925)
Share of results from associated companies	(164)	(120)	(901)
Foreign currency exchange (loss) gain	(109)	85	1,565
Other non-operating items	1,161	22,847	(7,159)
Net income before taxes and noncontrolling interest	77,302	221,150	701,264
Taxes	2	-	(310)
Net income attributable to noncontrolling interest	(686)	(176)	(2,184)
Net income	76,618	220,974	698,770
Basic earnings per share ($)	$0.98	$2.95	$9.15
Income on timecharter basis ($ per day per vessel)*
VLCC	50,300	82,400	74,500
Suezmax	37,900	51,600	55,200
Suezmax OBO	44,200	43,200	43,500

*Basis = Calendar days minus off-hire. Figures after deduction of broker commission

BALANCE SHEET (in thousands of $)	2009 Mar 31	2008 Mar 31	2008 Dec 31 (audited	)
ASSETS
Short term
Cash and cash equivalents	206,577	128,711	190,819
Restricted cash	334,453	391,635	370,078
Other current assets	236,181	288,549	260,465
Long term
Restricted cash	125,126	246,586	184,673
Newbuildings	420,512	198,796	454,227
Vessels and equipment, net	598,233	206,146	438,161
Vessels under capital lease, net	1,992,792	2,263,432	2,100,717
Investment in unconsolidated subsidiaries and associated companies	4,302	5,513	4,467
Other long-term assets	23,877	20,086	24,121
Total assets	3,942,053	3,749,454	4,027,728
LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	323,247	102,484	293,471
Current portion of obligations under capital lease	170,474	265,908	243,293
Other current liabilities	133,317	301,890	174,166
Long term liabilities
Long term debt	616,467	373,663	614,676
Obligations under capital lease	1,931,318	2,179,785	1,969,919
Other long term liabilities	27,059	29,927	23,349
Equity
Frontline Ltd. stockholders' equity	732,848	491,169	702,217
Noncontrolling interest	7,323	4,628	6,637
Total liabilities and equity	3,942,053	3,749,454	4,027,728

STATEMENT OF CASHFLOWS (in thousands of $)	2009 Jan-Mar	2008 Jan-Mar	2008 Jan-Dec (audited )
OPERATING ACTIVITIES
Net income attributable to Frontline Ltd.	76,618	220,974	698,770
Adjustments to reconcile net income attributable to Frontline Ltd. to net cash provided by operating activities:
Depreciation and amortization	58,361	54,782	224,069
Unrealized foreign currency exchange (gain) loss	(7)	56	(2,172)
Gain on sale of assets (including securities)	-	(33,491)	(160,031)
Results from associated companies	164	120	901
Adjustment of derivatives and securities to market value	-	(3,578)	41,379
Noncontrolling interest	686	176	2,184
Other, net	(5,798)	(2,303)	(17,325)
Change in operating assets and liabilities	(39,128)	(26,193)	19,480
Net cash provided by operating activities	90,896	210,543	807,255
INVESTING ACTIVITIES
Maturity (placement) of restricted cash	91,643	13,157	(2,579)
Additions to newbuildings, vessels and equipment	(70,945)	(53,027)	(637,895)
Dividends received from associated companies	-	-	265
Proceeds from issuance of shares in subsidiary	-	10,941	10,941
Purchase of other assets	-	(38,520)	(109,360)
Proceeds from sale of vessels and equipment	-	21,416	128,264
Proceeds from sale of other assets	-	-	3,286
Net provided by (cash used in) investing activities	20,698	(46,033)	(607,078)
FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid	47,627	5,438	515,250
Repayments of long-term debt	(16,060)	(2,825)	(87,370)
Repayment of capital leases	(107,937)	(43,223)	(171,900)
Net proceeds from share issuances	-	-	208,123
Dividends paid	(19,466)	(163,621)	(641,893)
Net cash used in financing activities	(95,836)	(204,231)	(177,790)
Net increase (decrease) in cash and cash equivalents	15,758	(39,721)	22,387
Cash and cash equivalents at start of period	190,819	168,432	168,432
Cash and cash equivalents at end of period	206,577	128,711	190,819

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: May 28, 2009	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer